UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42682

Youlife Group Inc.

(Exact name of registrant as specified in its charter)

Room C431, Changjiang Software Park

No. 180 South Changjiang Road

Baoshan District, Shanghai 201900

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youlife Group Inc.

By:	/s/ Yunlei Wang
Name:	Yunlei Wang
Title:	Chairman and Chief Executive Officer

Date: September 10, 2025

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release
Exhibit 99.2	Unaudited Consolidated Financial Statements as of December 31, 2024 and June 30, 2025 and for the six months ended June 30, 2024 and 2025
Exhibit 99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Label Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101

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